EXHIBIT 5.2

November 7, 2005

SAIC, Inc.

10260 Campus Point Drive

San Diego, California 92121

Ladies and Gentlemen:

I am the Senior Vice President, General Counsel and Secretary of Science Applications International Corporation (the “Company”) and, as such, I am generally familiar with the affairs of the Company. In addition, I have examined and am familiar with originals or copies, certified or otherwise identified to my satisfaction, of (i) the Certificate of Incorporation and Bylaws of the Company, (ii) resolutions adopted by the Board of Directors of the Company relating to the issuance of shares of the Company’s class A common stock, par value $.01 per share, and class B common stock, par value $.05 per share (collectively, the “Shares”), and (iii) such other documents as I have deemed necessary or appropriate as a basis for the opinion set forth below. In my examination, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies, and the authenticity of the originals of such copies.

I am aware that my opinion will be relied upon by Heller Ehrman LLP in rendering its opinion to you in connection with the registration of shares of your capital stock on Form S-4 under the Securities Act of 1933, as amended, and consent to such reliance.

Based upon and subject to the foregoing, I am of the opinion that the outstanding Shares have been duly authorized, and are validly issued, fully paid, and nonassessable.

Very truly yours,

By:	/s/ DOUGLAS E. SCOTT
Douglas E. Scott Senior Vice President, General Counsel and Secretary